SAND™
TECHNOLOGY

Marketing and Sales Assistance Agreement

THIS MARKETING and SALES ASSISTANCE AGREEMENT ("Agreement") is made effective this November 1, 2009, ("Effective Date") by and between SAND TECHNOLOGY Inc., a corporation having an office at 215 Redfern, Suite 410, Westmount, Quebec, Canada, H3Z 3L3 ("SAND"), and Jerart Financial Services Ltd, having an office 4998 De Maisonneuve West Suite 1117 Westmount, Québec, H3Z 1N2 ("PARTNER"). The parties agree as follows:

RECITALS

SAND designs, develops, markets, services and supports SAND software products ("Products") and offers related maintenance services ("Services"), which are sold, licensed, leased or provided to its customers.

Partner provides certain services and has business connections in companies that could be customers of SAND Products. Among other things, Partner assists its clients in defining their requirements; surveying the marketplace for suitable products, and recommending solutions to companies which are supplied by other technology providers. Such services are referred to generally in this Agreement as "Partner Services."

Partner desires to provide Partner Services to potential companies in which they have a business relationship with and SAND desires to provide its Products and Services to prospective clients and customers.

1. MARKETING and SALES ASSISTANCE FEE

1.1 As set forth in this Agreement, SAND shall pay Partner a marketing assistance fee ("MAF") with respect to proceeds or revenues received by SAND from the sale, license, lease or otherwise (collectively referred to as a "sale") of SAND Products to customers who are Registered Opportunities, as that term is defined in section 1.2 of this agreement.

1.2 The parties may identify prospective customers for SAND's Products and agree to designate such prospects as a Registered Opportunity filling out the registration form attached hereto as Exhibit A.

1.3 The initial geographic focus of this arrangement will be World Wide,.

1.4 The amount of the MAF that SAND shall be required to pay Partner is set out in Section 5 of this Agreement. For purposes of this Agreement, Sale Proceeds shall mean license or lease and maintenance and consulting fees only received by SAND from the sale, license, or lease of SAND Products, Sales Revenue for Sand's products and services. This commission will be payable as a percent of Net Revenue (or Net Margin for Services and Non-DNA products) for sales conducted by you and shall not include any taxes or duties thereon or shipping charges. For OEM and "embedded" partner sales the commissions shall be payable for a maximum of 5 years from date of original signature on each contract . For the Partner to continue to receive commissions on second and subsequent year maintenance and Professional Services on regular sales deals they will be expected to perform all the sales related activities for that project as would a regular full time SAND sales executive such as the following:

1. The Partner maintains the role as primary account interface

2. Submits quarterly (or more frequent when necessary) forecasts for sales and service projections
3. Assists the company when necessary to manage account situations such as technical, relational and collection.issues when necessary..

It should be noted that this agreement does NOT grant the Partner the right to sell to the entire account, but only for specifically registered project opportunities within the account, and the Partner specifically acknowledges that other Partners and indeed SAND itself may be working on other opportunities within the account at the same time as is the Partner

2. TERM AND TERMINATION

2.1 ***Term.*** This Agreement shall be in effect for 12 months following the Effective Date.

2.2 ***Termination.*** Either party may terminate this Agreement for convenience at any time by providing sixty (60) days prior written notice to the other party, after the term of the agreement.

2.3 ***Effect of Termination.*** SAND shall pay any MAF that Partner has earned under this Agreement notwithstanding the expiration or termination of this Agreement, including any fee with respect to a sale of a SAND Product that occurs after such termination or expiration, so long as the applicable Opportunity Registration Form was executed prior to such termination or expiration. In addition, the following sections of the Agreement shall survive the termination or expiration of this Agreement: 6,7,8,9 and10.

3. ROLE OF PARTNER

3.1 ***Marketing and Sales Assistance.*** During the term of this Agreement, Partner shall, in its sole discretion, (i) refer SAND's Products to Partner's clients, prospective clients and others, or (ii) cooperate in joint sales efforts regarding Registered Opportunities. These sales efforts may include proposal generation, sales presentations, and direct customer interaction. Neither party makes any representation that any sales will be made, or that any commitment of resources or effort to the process of identifying potential customer opportunities cr executing Opportunity Registration Forms will be undertaken.

3.2 ***Product Knowledge:*** During the term of this Agreement, Partner will remain knowledgeable about SAND's products, messaging, and value proposition.

3.3 ***Marketing:*** If Partner has a website, Partner will list SAND as a partner on Partner's website. The parties will also work on agreed upon joint marketing activities to promote the relationship, press releases, and lead generation.

4. ROLE OF SAND

4.1 ***Sales Support.*** SAND will make commercially reasonable efforts to support the sales process with Registered Opportunities referred to SAND by Partner, including proposal generation, sales presentations and direct customer interaction as may be necessary to close the sale.

4.2 ***Opportunity Registration Form Approval.*** Whenever a party shall identify a potential customer opportunity, Partner shall send an Opportunity Registration Form to SAND who shall have three (3) business days to decide whether or not to agree to enter into such Opportunity Registration Form with respect to that customer opportunity. Parties responsible for completing the

registration documents will be authorized signing officers of SAND and of the Partner, respectively.

4.3 ***SAND Services End User License Agreement.*** SAND will negotiate any required end user license agreement directly with the Registered Opportunity

4.5 ***Shipping and Invoicing.*** Unless otherwise agreed by Partner, SAND shall be responsible for all shipment, invoicing, credit and collections from its customers.

4.6 ***Training.*** As part of this Agreement, SAND will provide Partner necessary training to promote SAND Products.

4.7 ***Marketing:*** If requested by Partner, SAND will list Partner as a partner on SAND's website. The parties will also work on agreed upon joint marketing activities, press releases to promote the relationship and lead generation.

4.8 **Pre-Approved Expenses**: SAND will pay to Partner pre-approved expenses as deemed appropriate in accordance with SAND's expense policies and procedures.

5. CALCULATION OF MARKETING ASSISTANCE COMPENSATION

5.1 *Obligation to Pay Marketing Assistance Compensation.* If SAND receives Sale Proceeds for the sale of Product to a Registered Opportunity within six (6) months after the date of completion of the Opportunity Registration Form, then SAND will pay to Partner a MAF equal to a percentage of the Sale Proceeds of such sale(s). Such percentage of Sale Proceeds shall be agreed by the parties and set forth in each applicable Opportunity Registration Form. When such percentage is listed in an Opportunity Registration Form, it shall be deemed binding and may only be amended by the mutual written consent of Partner and SAND. The MAF will be based on the Partner's involvement in the sale and activities provided. The MAF Percentage will be either 5%, 10% or 15% of Sale Proceeds, depending on whether the proposed marketing and sales effort is to be «Partner Influence,» «Partner Assist,» or «Partner Driven,» as described below. In reaching agreement on the percentage of the Sale Proceeds, the parties shall take into account the relationship of Partner to the Registered Opportunity and the proposed role of Partner with respect to the Registered Opportunity. The following may guide the parties in reaching agreement on which percentage of Sale Proceeds is set forth in the Opportunity Registration Form, which shall be the parties' definitive agreement regarding what percentage of Sale Proceeds Partner shall be paid.

1. "**Partner Influence**" (5%) means a Registered Opportunity, which is simply referred by Partner to SAND or where Partner supports the recommendation of the SAND solution to the Registered Opportunity, but may have no extensive involvement in the applicable sales activities. Activities indicative of this level of participation include the following:

   a. Partner identifies the 'promoter' or 'sponsor' at the client who in turn will either be the person(s) responsible or have access to the person(s) responsible, to close the account and sign on the contract. Partner introduces the client to SAND or introduces SAND to a client outside of a Partner client consulting engagement.
   b. Partner defines the strategy to win the business. Partner provides coaching to SAND as to the decision making process and/or Registered Opportunity decision makers.

SAND TECHNOLOGY

2. "**Partner Assist**" (10%) means a Registered Opportunity where SAND maintains responsibility for successful creation, registration and close of a sales opportunity, while participating with Partner at various points in the sales process. Partner activities indicative of participation at this level shall include items (a) and (b) as described in "Partner Influence" above and one or more of items (c) through (e) below:
   c. Partner provides qualified personnel to support pre-sales proof of concept or demonstration activities.
   d. Partner participates in joint sales strategy sessions.
   e. SAND initiates contact with Partner for specific opportunity, but requests Partner to utilize its client relationships and services capabilities to initiate and close the sales effort.

3. "**Partner Driven**" (15%) means a Registered Opportunity where Partner may lead the sales and marketing activities. Activities indicative of participation at this level shall include items (a) to (e) as described in "Partner Assist" above and items (f) through (i) below:

   f. Partner maintains the primary relationship (for the relevant opportunity) with the Registered Opportunity's decision maker and influencers.
   g. Partner writes an RFP and/or delivers a proposal that includes the SAND solution.
   h. Partner develops the business case justification for the proposed SAND solution.
   i. Partner leads the software selection for the proposed SAND solution.

6. PAYMENT

6.1 ***Payment Terms***. SAND will remit Marketing Assistance Fees to the address set out in Section 6.3 within 30 days of receipt of payment from End User.

6.2 ***Payment Reporting***. SAND will provide, at time of payment, identification of associated Registered Opportunity and the detail of the calculation of payment.

6.3 ***Remittance***. Payment should be remitted to Partner at the following address:

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6.4 ***Notices***. Any notice or communication required or permitted to be given under this Agreement may be delivered by hand, deposited with an overnight courier, sent by confirmed facsimile, or mailed by registered or certified mail, return receipt requested, postage prepaid, in each case to the address of the receiving party indicated below, or at such other address as may subsequently be furnished in writing by either party to the other. Such notice will be deemed to have been received as of the date it is delivered if delivered by hand, five business days after the date it was mailed or on the next business day at the place of receipt if sent by facsimile or overnight courier.

SAND Technology Inc.	**Partner**
Address:	Address:
Suite 410, 215 Redfern	____________________
Westmount	____________________
Quebec H3Z 3L5	____________________
Canada	____________________
Attention: Finance	Attention:

6.5 ***Maintenance of Books and Records***. SAND shall establish and maintain books and records sufficient to document its compliance with its financial obligation under this Agreement. Once per year, Partner may with thirty (30) days notice review these books during normal business hours to insure accuracy of Marketing Assistance Fee payments

7. CONFIDENTIALITY

7.1 During the course of this Agreement, each party may be given access to information (in hardcopy and/or electronic form) or participate in meetings or discussions, that relates to the other's past, present, and future research, development, business activities, products, services, and technical knowledge, and is identified by the disclosure as confidential ("Confidential Information"). In connection therewith, the following subsections shall apply:

7.2 Each party agrees to protect the confidentiality of the Confidential Information of the other in the same manner that it protects the confidentiality of its own proprietary and confidential information of like kind, but in no event shall either party exercise less than reasonable care in protecting such Confidential Information. Access to the Confidential Information shall be restricted to Partner and SAND personnel (including such personnel employed by affiliated entities).

7.3 The Confidential Information may not be copied or reproduced without the discloser's prior written consent.

7.4 All written Confidential Information made available under this Agreement, including all copies of the Confidential Information, shall be returned to the discloser or destroyed upon the request by the discloser.

7.5 The terms and conditions of this agreement will be considered confidential between the two parties unless otherwise agreed to in writing. Nothing in this Agreement shall prohibit or limit either party's use of information (including, but not limited to, ideas, concepts, know-how, techniques, and methodologies) (i) previously known to it without an obligation of confidence, (ii) independently developed by or for it, (iii) acquired by it from a third party which is not, to its knowledge, under an obligation of confidence with respect to such information, or (iv) which is or becomes publicly available through no breach of this Agreement.

7.6 If either party receives a subpoena or other validly issued administrative or judicial process demanding Confidential Information of the other party, it shall promptly notify the other of such receipt and tender to it the defense of such demand. The party receiving the subpoena shall thereafter be entitled to comply with such subpoena or other process to the extent permitted by law.

8. INDEMNIFICATION

8.1 SAND shall defend and hold harmless Partner and its affiliates, their directors, officers and employees and their agents, from and against any third party claims, whether actual or alleged, based on (a) the performance or use of the Products or Services covered by the written warranties given by SAND to a customer who is registered as a Registered Opportunity, (b) a breach or default by SAND in the performance of its obligations to a customer who is registered as a Registered Opportunity, or (c) an allegation that the Products or Services infringe a copyright, trade secret, patent, trade-mark or other intellectual property right of a third party, and SAND agrees to pay all damages and costs, including reasonable lawyers' and experts' fees, incurred by Partner as a result of such claims.

8.2 Partner shall defend and hold harmless SAND and its affiliates, their directors, officers and employees and their agents, from and against any third party claims, whether actual or alleged, based on (a) any representations made by Partner concerning the Products or Services (other than as set forth in the documentation furnished by SAND to a customer who is registered as a Registered Opportunity) or (b) the misconduct or gross negligence of Partner, and Partner agrees to pay all damages and costs, including reasonable lawyers' and experts' fees, incurred by Partner as a result of such claims.

8.3 The foregoing indemnities shall be contingent upon the indemnified party ("Indemnitee") (a) giving the indemnifying party ("Indemnitor") written notice of any claim for which indemnity is sought within thirty (3) days of first becoming aware of such claim, (b) allowing Indemnitor full control over the investigation, defense or settlement of such claim, and (c) fully cooperating in the investigation, defense or settlement of any such claim.

9. LIMITATION OF LIABILITY

9.1 ***Partner.*** Excluding claims arising under section 8 "Indemnification", Partner's sole liability (whether in contract, tort, negligence, strict liability in tort or by statute or otherwise) for any claim in any manner related to this Agreement shall be the payment of direct damages, and such damages shall not in the aggregate exceed the Marketing Assistance Fees received by Partner under this Agreement with respect to the transaction giving rise to the cause of action. In no event shall Partner be liable for consequential, incidental, indirect, special or punitive loss, damages or expenses (including but not limited to business interruption, lost business, lost profits, or lost savings) even if Partner has been advised of their possible existence.

9.2 ***SAND.*** Excluding claims arising under section 8 "Indemnification", SAND's sole liability (whether in contract, tort, negligence, strict liability in tort or by statute or otherwise) for any claim in any manner related to this Agreement shall be the payment of direct damages, and such damages shall not in the aggregate exceed the Marketing Assistance Fees paid by SAND under this Agreement with respect to the transaction giving rise to the cause of action. In no event shall SAND be liable for consequential, incidental, indirect, special or punitive loss, damages or expenses (including but not limited to business interruption, lost business, lost profits, or lost savings) even if SAND has been advised of their possible existence.

9.3 Any action by either party must be brought within two (2) years after the cause of action arose. The allocations of liability in this Section 9 represent the agreed and bargained-for understanding of the parties. The parties agree further that they will look only to the corporate or firm assets of the other party in connection with any liabilities under this Agreement and in no event shall they have any claim against any director, officer, employee, shareholder, or holder of an ownership interest in the other party in connection with this Agreement.

10. GENERAL

10.1 ***Use of Partner and SAND Trademarks.*** In connection with the performance of its obligations under this Agreement or otherwise, neither party may use the other parties name or trademarks without prior written approval.

10.2 ***Independent Contractors.*** In connection with this Agreement each party is an independent contractor. No agency relationship between SAND and Partner is created by this Agreement. Neither party shall have any right to act on behalf of the other, and neither party shall represent that it has such right or authority.

SAND TECHNOLOGY

10.3 ***Governing Law***. This Agreement shall be governed by and interpreted in accordance with the laws of the state of New Jersey without giving effect to conflict of law rules. The parties expressly waive any right they may have to a jury trial.

10.4 ***Independent Agreements***. The parties acknowledge and agree that the rights and obligations under this Agreement are separate and independent from, and shall not be conditioned upon or affected by the performance or non-performance of the terms of, any other agreement between Partner or its affiliates and SAND.

10.5 ***Assignment***. Neither party shall assign or transfer (whether expressly or by operation of law) this Agreement and/or its rights or obligations under this Agreement without the written consent of the other party.

10.6 The Products and Services and related technical information may be subject to United States export control laws and may be subject to export or import regulations in other countries. Each party agrees to strictly comply with all such laws and regulations.

10.7 ***Entire Understanding***. This Agreement sets forth the entire understanding between the parties and supersedes all prior agreements, arrangements and communications, whether oral or written, with respect to the subject matter of this Agreement. No other agreements, representations, warranties or other matters, whether oral or written, shall be deemed to bind the parties with respect to the subject matter of this Agreement. SAND acknowledges that it is entering into this Agreement solely on the basis of the agreements and representations contained in this Agreement, and for its own purposes and not for the benefit of any third party.

10.8 ***Amendment or Waiver***. This Agreement may not be modified or amended except by the mutual written agreement of the parties. No waiver of any provision of this Agreement shall be effective unless it is in writing and signed by the party against which it is sought to be enforced. The delay or failure by either party to exercise or enforce any of its rights under this Agreement shall not constitute or be deemed a waiver of that party's right thereafter to enforce those rights, nor shall any single or partial exercise of any such right preclude any other or further exercise of such rights or the exercise of any other right.

10.9 ***Severability***. If any term or provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or otherwise unenforceable, the same shall not affect the other terms or provisions of this Agreement or the whole of this Agreement, but such term or provision shall be deemed modified to the extent necessary in the court's opinion to render such term or provision enforceable, and the rights and obligations of the parties shall be construed and enforced accordingly, preserving to the fullest permissible extent the intent and agreements of the parties set forth in this Agreement.

10.10 ***Force Majeure***. Neither party shall be liable for any delays or failures in performance (other than payment obligations under this Agreement) due to circumstances beyond its reasonable control.

SAND TECHNOLOGY

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

SAND Technology Corp	Partner
By: Thomas M. O'Donnell	By: [signature]
Thomas M. O'Donnell (Print)	Jerant Financial Services. (Print)
Title: CEO	Title: President
Date: 11/1/09	Date: 11/1/09

SAND
TECHNOLOGY

Exhibit A
Opportunity Registration Form

Provide all requested information and return to Linda Arens, VP Global Alliances Linda.arens@sand.com

Prospect Name & Address:	
Project Name:	
Registration Date:	
Opportunity Description (Detail):	
Marketing Assistance Category 1. Partner Driven = 15% 2. Partner Assist = 10% 3. Partner Influence = 5%	Marketing Assistance Fee____
SAND Technology - Sales Contact: Alliance Contact: Support Contact:	
Partner Contact - Sales Contact Alliance Contact Support Contact :	
Client Contact(s): (Phone, e-mail, etc.)	

Optional:

Anticipated Pre-Sale Activities:	

Approving Officials:

SAND Technology Inc.	Partner
Title	Title
Date	Date

The pursuit of this Registered Opportunity is subject to the terms and conditions of the Partner-SAND Technology Marketing and Sales Assistance Agreement dated ________________, 200_.